UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

ASTA FUNDING, INC.

(Name of Subject Company)

MPF INVESTCO 4, LLC

(Offeror)

A direct, wholly-owned subsidiary of

THE MANGROVE PARTNERS MASTER FUND, LTD.

(Parent of Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

046220109

(CUSIP Number of Class of Securities)

NATHANIEL AUGUST
645 Madison Avenue, 14th Floor
New York, New York 10022
(646) 450-0418

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

Transaction Valuation*	Amount of Filing Fee**
$28,500,000	$2,869.95

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 3,000,000 (the maximum number of shares of common stock of subject company estimated to be acquired by Offeror) by $9.50 (the purchase price per share offered by Offeror).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2016, multiplying the transaction value by .0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,718.90	Filing Party:	MPF InvestCo 4, LLC and The Mangrove Partners Master Fund, Ltd.
Form or Registration No.:	Schedule TO (File No. 005-44713	Date Filed:	March 22, 2016
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 22, 2016, as amended on April 5, 2016, by MPF InvestCo 4, LLC, a Delaware limited liability company (the “Purchaser,” “MPF InvestCo 4,” “we,” or “us”), who is a direct, wholly-owned subsidiary of The Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted company (the “Parent”) (together with any subsequent amendment and supplement thereto, the “Schedule TO”). This Schedule TO relates to the offer by the Purchaser to purchase up to 3,000,000 outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Asta Funding, Inc. (the “Company”), at $9.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2016 (the “Original Offer to Purchase”), as supplemented and amended by the Supplement to the Offer to Purchase dated April 15, 2016 (the “Supplement” and, together with the Original Offer to Purchase, the “Offer to Purchase”), and the related Amended Letter of Transmittal. The Original Offer to Purchase was filed with the Schedule TO as Exhibit (a)(1)(i) and the Supplement and the Amended Letter of Transmittal are being filed herewith as Exhibits (a)(1)(vii) and and (a)(1)(viii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Amended Letter of Transmittal is incorporated herein by reference with respect all the items of this Schedule TO.

The following amendments and supplements to the Items of the Schedule TO are hereby made.

Item 1.	Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in the section of the Supplement entitled “Summary of the Amended Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

Item 2 of the Schedule TO is hereby amended and supplemented as follows:

(c) Trading Market and Price.  The principal market on which the Shares are traded is the NASDAQ Global Select Market. The information set forth in the section captioned “Introduction” and Section 6 (“Price Range of the Shares; Dividends”) of the Supplement is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the following sections of the Supplement is incorporated herein by reference.

•	“Summary of the Amended Offer”
•	“Introduction”
•	Section 1 (“Terms of the Offer”)
•	Section 3 (“Procedure for Tendering the Shares”)
•	Section 6 (“Price Range of Shares; Dividends”)
•	Section 7 (“Possible Effects of the Offer on the Market for Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations”)
•	Section 9 (“Information About MPF InvestCo 4”)
•	Section 10 (“Past Contacts with Asta Funding”)
•	Section 11 (“Purpose of the Offer”)
•	Section 12 (“Source and Amount of Funds”)
•	Section 14 (“Conditions of the Offer”)

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule TO is hereby amended and supplemented as follows:

(b) Significant corporate events.  The information set forth in Section 10 (“Past Contacts with Asta Funding”) of the Supplement is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO is hereby amended and supplemented as follows:

(a) Purposes.  The information set forth in the section captioned “Summary of the Amended Offer” and Section 11 (“Purpose of the Offer”) of the Supplement is incorporated herein by reference.

(c)(1)-(7) Plans.  The information set forth in in Section 11 (“Purpose of the Offer”) and Section 6 (“Price Range of the Shares; Dividends”) of the Supplement is incorporated herein by reference. None of MPF InvestCo 4, the Parent, their affiliates or any of their executive officers or directors has any plans other than as described in such sections.

Item 7.	Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

(a) Source of funds.  The information set forth in the sections captioned “Summary of the Amended Offer” and Section 12 (“Source and Amount of Funds”) of the Supplement is incorporated herein by reference.

(b) Conditions.  The information set forth in Section 14 (“Conditions of the Offer”) and Section 12 (“Source and Amount of Funds”) of the Supplement is incorporated herein by reference. The Offeror has no alternative financing arrangements or plans relating to the Offer other than those described herein.

Item 8.	Interest in Securities of the Subject Company.

Item 8 of the Schedule TO is hereby amended and supplemented as follows:

(a) Securities ownership.  The information set forth in Section 9 (“Information About MPF InvestCo 4”) and Section 10 (“Past Contacts with Asta Funding”) of the Supplement is incorporated herein by reference.

(b) Securities transactions.  The information set forth in Section 9 (“Information About MPF InvestCo 4”) and Section 10 (“Past Contacts with Asta Funding”) of the Supplement is incorporated herein by reference.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

(a) Agreements, regulatory requirements and legal proceedings.  The information set forth in Section 9 (“Information About MPF InvestCo 4”), Section 10 (“Past Contacts with Asta Funding”) and Section 11 (“Purpose of the Offer”) of the Supplement is incorporated herein by reference. MPF InvestCo 4 will amend this Schedule TO to reflect material changes to information provided in the Schedule TO, including that provided through the Supplement, to the extent required by Rule 14d-3(b). To the knowledge of MPF InvestCo 4 and the Parent, no material legal proceedings relating to the Offer are pending.

(c) Other material information.  The information in the Supplement and the related Amended Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

(a)(1)(vii)	Supplement to Offer to Purchase, dated April 15, 2016.
(a)(1)(viii)	Amended Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(ix)	Amended Notice of Guaranteed Delivery.
(a)(1)(x)	Supplemental Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(xi)	Supplemental letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(iii)	Press Release, dated April 15, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2016

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS as Investment Manager
By:	/s/ Nathaniel August Name: Nathaniel August Title: Director

MPF INVESTCO 4, LLC

By:	THE MANGROVE PARTNERS MASTER FUND, LTD. as Sole Member
By:	MANGROVE PARTNERS as Investment Manager
By:	/s/ Nathaniel August Name: Nathaniel August Title: Director

EXHIBIT INDEX

The following are attached as exhibits to this Schedule TO:

(a)(1)(i)	Offer to Purchase dated March 22, 2016.*
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Form of Summary Advertisement, dated March 22, 2016.*
(a)(1)(vii)	Supplement to Offer to Purchase, dated April 15, 2016.
(a)(1)(viii)	Amended Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(ix)	Amended Notice of Guaranteed Delivery.
(a)(1)(x)	Supplemental Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(xi)	Supplemental letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(i)	Text of press release issued by Purchaser, dated March 15, 2016 (incorporated by reference to Schedule TO-C filed by MPF InvestCo 4, LLC on March 15, 2016).
(a)(5)(ii)	Press Release, dated April 5, 2016.**
(a)(5)(iii)	Press Release, dated April 15, 2016.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
*	Filed with Schedule TO-T dated March 22, 2016
**	Filed with Amendment No. 1 to Schedule TO dated April 5, 2016